VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2007 MAY 22 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 May 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

07023682

Attention: Mr. Elliot Staffin

Re: ~~**Viralytics**~~ **Limited**
12g3-2(b) Information
File No. 82-34945

PROCESSED
MAY 24 2007 E
THOMSON
FINANCIAL

SUPPL

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Jw 5/22

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
8/33 Ryde Road Pymble NSW 2113
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

RECEIVED
2007 MAY 22 A 9:1

10 May 2007

Eve Roberts
Adviser (Sydney)
ASX Limited
Sydney

Dear Eve

ASX PRICE QUERY

I refer to your letter dated 10 May 2007 in relation to the recent change in price of the Company's securities and respond as follows in line with the numbering in your letter:

1. The Company is not aware of any information concerning it, that has not been announced and which, if known, could be an explanation for recent trading in the securities of the Company.
2. Not applicable.
3. The loss of the entity for the six months ended 31 December 2006 was $2.3m. It is expected that the second half loss will be similar to the first half resulting in a full year loss of approximately $4.5m - $5.0m. This compares with the loss of $9.3m reported for the 12 months ended 30 June 06.
4. The Company has no reason to believe that it may record any material abnormal or extraordinary result for the financial year ended 30 June 2007.
5. The Company has
   - been made aware of a 1 ½ page article in the Bulletin magazine dated May 15 (published 9 May) written by David Haselhurst commencing coverage of the Company. This article provides background on the Company and does not refer to any information that has not previously been released to the market.
   - placed on its website an Investor Information Brochure which discusses the Company's science, details the proof of concept that has been achieved in a range of cancers in mouse models, sets out the details of the Company's human clinical trial program and lists the Corporate achievements in the past 12 months. This document is available from the Company's website www.viralytics.com

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Other then these matters the Company is not aware of any other matters that would explain the recent price change and increase in volume in the securities of the Company.

6. We further confirm that the Company is in compliance with the ASX Listing Rules and, in particular, Listing Rule 3.1

Yours sincerely

Bryan Dulhunty
Executive Chairman

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 1, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 (02) 9227 0892
Facsimile 61 (02) 9241 7620
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

10 May 2007

Bryan Dulhunty
Chairman
Viralytics Limited
8/33 Ryde Road
Pymble NSW 2073

Dear Bryan

Viralytics Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a closing price of $0.095 on 2 May 2007 to a closing price of $0.135 yesterday. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any reason to think that there may be a change in the operating result before abnormal items and income tax so that the figure for the financial year ended 30 June 2007 would vary from the previous financial year by more than 15%? If so, please provide details as to the extent of the likely variation.

4. Is there any reason to think that the Company may record any material abnormal or extraordinary result for the financial year ended 30 June 2007? If so, please provide details.

5. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

6. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at **eve.roberts@asx.com.au** or by facsimile on **facsimile number (02) 9241 7620**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than **5.00pm E.S.T.** today, **Thursday, 10 May 2007.**

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

E Roberts

Eve Roberts
Adviser, Issuers (Sydney)
Direct Line: (02) 9227 0892

END